Exhibit 7.04

Execution Version

Strictly Confidential

MR. ZHIYUAN LI

January 24, 2016

FNOF E&M Investment Limited (“Parent”)

Suite 3720 Jardine House, 1 Connaught Place, Central, Hong Kong

Attention: Mr. Kiril Ip

Facsimile: (852) 2520 5125

Re:	Equity Commitment Letter

Ladies and Gentlemen:

This letter sets forth the commitment of the undersigned (the “Sponsor”), subject to (i) the terms and conditions contained in an agreement and plan of merger (the “Merger Agreement”) dated as of the date hereof by and among FNOF E&M Investment Limited, a business company with limited liability incorporated under the laws of British Virgin Islands (“Parent”), Silkwings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and Jinpan International Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”), and (ii) the terms and conditions contained herein. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.

1.           Commitment.   The Sponsor hereby commits, subject to the terms and conditions set forth herein, to subscribe, or cause to be subscribed, directly or indirectly through one or more intermediate entities, for newly issued ordinary shares of Parent and to pay, or cause to be paid, to Parent in immediately available funds at or prior to the Effective Time an aggregate cash purchase price in immediately available funds equal to $47,800,000 (such sum, the “Commitment”), which will be applied by Parent to (i) fund a portion of the aggregate Per Share Merger Consideration and any other amounts required to be paid pursuant to the Merger Agreement and (ii) pay related fees and expenses pursuant to the Merger Agreement. Notwithstanding anything to the contrary contained herein, the Sponsor shall not, under any circumstances, be obligated to contribute more than the Commitment to Parent. In the event Parent does not require the full amount of the Commitment in order to consummate the Merger, the amount to be funded under this letter shall, unless otherwise agreed in writing by the Sponsor, be reduced by Parent to the level sufficient to fully fund the aggregate Per Share Merger Consideration and pay related costs, fees and expenses related to the transactions contemplated by the Merger Agreement.

2.           Conditions to Funding.   The payment of the Commitment to Parent shall be subject to (i) the execution and delivery of the Merger Agreement by the Company, and (ii) the satisfaction, or waiver by Parent, of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in Sections 7.01 and 7.02 of the Merger Agreement as in effect from time to time (other than those conditions that by their nature are to be satisfied at the Closing).

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3.           Termination.   This letter, and the obligation of the Sponsor to fund his Commitment will terminate automatically and immediately to the extent described below upon the earlier to occur of (i) the Effective Time; provided that the Sponsor shall at or prior to the Effective Time have fully funded and paid to Parent the Commitment and fully performed other obligations hereunder, and (ii) the termination of the Merger Agreement in accordance with its terms. Upon termination of this letter, the Sponsor shall not have any further obligations or liabilities hereunder.

4.           No Modification.   Neither this letter nor any provision hereof may be amended, modified, supplemented, terminated or waived except by an agreement in writing signed by each of the parties hereto and the Company. No transfer or assignment of any rights or obligations hereunder shall be permitted without the consent of Parent, the Sponsor and the Company.

5.           Enforceability; Third-Party Beneficiary.    This letter shall inure to the benefit of and be binding upon Parent and the Sponsor. Nothing in this letter, express or implied, is intended to, nor does it, confer upon any person (other than Parent and the Sponsor) any rights or remedies under, or by reason of, or any rights (i) to enforce the Commitment or any provisions of this letter or (ii) to confer upon any person any rights or remedies against any person other than the Sponsor under or by reason of this letter, provided, however, that the Company is an express third-party beneficiary of this letter agreement and shall be entitled to specific performance of the terms hereof, including an injunction, temporary restraining order or other equitable relief, to prevent breaches of this letter agreement by the parties hereto, in addition to any other remedy at law or equity. In no event shall any of Parent’s creditors or any other person have any right to enforce this letter.

6.           Governing Law.  This letter and all disputes or controversies arising out of or relating to this letter or the transaction contemplated hereby shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.

7.           Submission to Jurisdiction.

(b)          Any disputes, actions and proceedings against any party or arising out of or in any way relating to this letter agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 7(a) (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court

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of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)          Notwithstanding the foregoing, the parties hereto consent to and agree that in addition to any recourse to arbitration as set out in this Section 7, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this letter agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 7(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 7(a) in any way.

8.           Counterparts.   This letter may be executed in counterparts and by facsimile or in .pdf format, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

9.           Representations and Warranties.   The Sponsor hereby represents and warrants with respect to himself to Parent that (a) he is not a minor and has the capacity to execute, deliver and perform this letter; (b) this letter has been duly and validly executed and delivered by him and constitutes his valid and legally binding obligation, enforceable against him in accordance with the terms of this letter, (subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (ii) general equitable principles); (d) he currently has, and will have as of the Closing, available funds in excess of the sum of his Commitment and all of his other unfunded contractually binding equity commitments that are then outstanding; (e) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this letter by the Sponsor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this letter; and (f) the execution, delivery and performance by the Sponsor of this letter do not (i) violate any applicable Law or judgment or (ii) result in any violation of, or default (with or without notice or lapse of time, or both under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any Contract to which the Sponsor is a party or that is binding on the Sponsor.

10.         No Recourse.   Notwithstanding anything that may be expressed or implied in this letter or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter, Parent covenants, agrees and acknowledges that no person (other than the Sponsors, the Rollover Shareholders, the Guarantors, Parent, Merger Sub and their respective successors permitted assigns) has any obligation hereunder and that, notwithstanding that the Sponsor or its Affiliates may be partnerships or limited liability companies, Parent has no right of recovery under this letter, or any claim based on such obligations against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates (other than the Sponsors, the Rollover Shareholders, the Guarantors, Parent, Merger Sub and their respective successors or permitted assigns) including, for the avoidance of doubt, members, managers or general or limited partners of the Sponsors, Merger Sub, or Parent, or any former,

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current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate (other than the Sponsors, the Rollover Shareholders, the Guarantors, Parent, Merger Sub and their respective successors or permitted assigns) or agent of any of the foregoing (collectively, each of the foregoing but not including the Sponsors, the Rollover Shareholders, the Guarantors, Parent, Merger Sub or their respective successors or assignees themselves, a “Non-Recourse Party”), through Parent or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company or Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise.

11.         Notices.   All notices, requests, claims, demands and other communications under this letter shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such party may subsequently specify by proper notice under this letter), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

if to Parent, to:

FNOF E&M Investment Limited

Suite 3720 Jardine House, 1 Connaught Place, Central, Hong Kong

Attention: Mr. Kiril Ip

Facsimile: (852) 2520 5125

E-mail: kiril.ip@forebrightcapital.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, PRC

Attention:        Peter X. Huang, Esq.

Facsimile:         +86 10 6535 5577

E-mail:               Peter.Huang@skadden.com

if to the Sponsor, to:

Mr. Zhiyuan Li

A9-301 Sunshine West ,169 Binhai Blvd, Haikou, Hainan 57216 , P.R China

Facsimile: 898 6681-3519

Email: lizy@jst.com.cn

12.         WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY

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ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER.

13.         Complete Agreement. This letter, together with and the applicable portions of the Merger Agreement, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all contemporaneous or prior agreements or understandings, both written and oral, between the parties with respect to the subject matter hereof.

14.         Severability. Any term or provision of this letter which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this letter in any other jurisdiction. If any provision of this letter is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

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Very truly yours,

ZHIYUAN LI

/s/ Zhiyuan Li

[Signature Page to Mr. Li Equity Commitment Letter]

Agreed to and acknowledged
as of the date first written above:

FNOF E&M Investment Limited

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director

[Signature Page to Mr. Li Equity Commitment Letter]